December 18, 2009

Stacy H. Winick, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC   20006

Re: Nuveen Connecticut Premium Income Municipal Fund
         File Numbers: 333-163255, 811-7606

         Nuveen Massachusetts Premium Income Municipal Fund
         File Numbers: 333-163256, 811-7484

         Nuveen North Carolina Premium Income Municipal Fund
         File Number: 333-163253, 811-7608

Dear Ms. Winick:

        We have reviewed the registration statements for the funds named above, each
filed on Form N-2 on November 20, 2009. The filings are made for the purpose of
registering MuniFund Term Preferred Shares. In a letter dated December 10, 2009, you
requested selective review of these registration statements. In accordance with
Investment Company Act Release No. 13768 (February 15, 1984), we have decided to
selectively review the registration statement.

        We have no comments at this time. We may have comments on disclosure
included in any subsequent pre-effective amendment.

        You are reminded that the burden of full and fair disclosure rests with the
registrant, its counsel, and others engaged in the preparation of these registration
statements. As a matter of law, this burden cannot be shifted to the Commission or its
staff.

        Please furnish a letter acknowledging that:

                the Fund is responsible for the adequacy and accuracy of the
                disclosure in its filings;

                should the Commission or the staff, acting pursuant to delegated
                authority, declare the filing effective, it does not foreclose the
                Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel